Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 333-270379

Xylem/Evoqua FAQs

March 27, 2023

1.	What kind of cost synergies will there be? Where will they come from?

•	We estimate annual run-rate cost synergies of $140 million expected to be achieved within three years of closing.

•	These will largely be driven by post-closing efficiencies from optimizing our combined footprint and network, in addition to procurement and back-office functions.

•	Within these areas, the majority of synergies will come from costs that are duplicative.

•	Savings are also expected to come from both Evoqua and Xylem.

•

The Integration team is doing an analysis of baseline spending for each of these categories across Xylem and Evoqua and identifying and prioritizing post-closing synergy opportunities that will generate the most value.

•

Once synergy opportunities are approved by the Integration Management Team, these will be designated ‘actions’ with owners and timelines that are communicated, and we will begin executing on them following the closing of the transaction.

2.	What does this mean for my job? Will there be layoffs associated with this transaction?

•

Xylem and Evoqua are two highly complementary companies with closely shared values. Our combination with Evoqua will create new and enhanced opportunities for our team as we come together as a larger, stronger company – and powerful new capabilities to achieve our mission.

•	However, there will be some redundancies, particularly in some duplicate back-office functional roles.

•

The Integration Management Team is developing a process to evaluate talent from each organization for roles that may be duplicative. It will consider factors including performance, potential and overall fit for the role. Our goal is to keep known, strong talent from both organizations where feasible.

•	We understand many of you will have questions and we are committed to minimizing impacts to the business, communicating proactively and being as transparent as possible and as early as possible.

•

Each company’s currently existing severance plan is expected to remain in place for one year following the close of the transaction. We also will provide thoughtful transition support to anyone affected including the opportunity to enroll in COBRA and utilization of outplacement services.

•	More information will be shared as we continue to move through the process.

3.	Post-closing, will we integrate products and technologies from Evoqua into Xylem where there is currently overlap (e.g., UV disinfection)?

•

Overall, our businesses and portfolios are highly complementary, with relatively little overlap. Where there is overlap in our solutions, we will aim for a combined portfolio following the closing of the transaction that provides the greatest growth opportunities.

•	The specifics of the combined portfolio are not yet available, as assessment of the two companies’ product lines is being worked through, now, as a part of integration planning.

4.	Will the integration affect all regions and operations, or mainly North America?

•	Integration will affect all regions and operations. Given the focus of Evoqua’s business in North America, there will be more integration work in that region.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction with Xylem, Xylem has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. The registration statement has not been declared effective by the SEC. The joint proxy statement/prospectus will be mailed or otherwise disseminated to shareholders of Xylem and stockholders of Evoqua after the registration statement has been declared effective by the SEC. Each of Xylem and Evoqua also have filed and plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER

DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus (when available), and other documents filed with the SEC by Xylem and Evoqua through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Xylem with the SEC.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.